

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Richard Maue
Chief Financial Officer
Crane Company
100 First Stamford Place
Stamford CT 06902

     Re: Crane Company
          Form 10-K for the Year Ended December 31, 2023
          Response dated May 31, 2024
          File No. 001-41570

Dear Richard Maue:

We have reviewed your May 31, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2024 letter.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results from Operations - For the Years ended December 31, 2023, 2022 and 2021, page 23

1.   We note your response to our prior comment 1 that you will revise to define core sales as "change in sales excluding the impact of foreign currency translation, acquisitions, and divestitures." However, we believe that core sales and core sales growth should be identified as non-GAAP financial measures and the disclosures required by Item 10(e) of Regulation S-K, such as the reconciliation to the most comparable GAAP measure, should be provided when the measures are disclosed in your filings. Please revise future filings accordingly.

Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing